INDEPENDENCE REALTY TRUST, INC.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

August 6, 2013

Stacie Gorman, Esquire

Angela McHale, Esquire

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form S-11
Registration No. 333-188577

Dear Mss. Gorman and McHale:

Independence Realty Trust, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement to Thursday, August 8, 2013, at 4:00 p.m., or as soon as practicable thereafter. Please notify our counsel, J. Baur Whittlesey or Mark E. Rosenstein, at 215-731-9450 of the time of effectiveness.

In connection with this acceleration request, the undersigned registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INDEPENDENCE REALTY TRUST, INC.

By:	/s/ James J. Sebra
James J. Sebra
Chief Financial Officer And Treasurer